UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT

SEMIANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the Semiannual Period Ended June 30, 2026

GROUNDFLOOR LOANS 1, LLC

(Exact name of registrant as specified in its charter)

Commission File Number: 024-12406

Delaware	93-4112356
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1201 Peachtree St. NE, Suite 1104-400 Atlanta, GA (Address of principal executive offices)	30361 (Zip Code)

(404) 850-9225
Registrant’s telephone number, including area code

COMMON SHARES
(Title of each class of securities issued pursuant to Regulation A)

Groundfloor LOANS 1, LLC.

form 1-SA

Semiannual Period Ending June 30, 2026

October 2, 2026

DESCRIPTION OF THE COMPANY’S BUSINESS

We incorporate by reference the section titled “Description of the Company’s Business,” filed on Form 1-A dated March 5, 2024 and qualified March 26, 2024. Please see this filing on EDGAR.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes thereto contained in this Semiannual Report on Form 1-SA (“Semiannual Report”). The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results may differ materially from such statements.

Overview

Groundfloor Loans 1 LLC is a recently organized Delaware limited liability company formed to invest in and manage a diversified portfolio of commercial real estate assets. We will invest in secured commercial real estate loans (each, a “Loan”) that have been originated through the Groundfloor Platform, each corresponding to a real estate development project (each, a “Project”) financed by such Loan. The borrower for each Project is a legal entity (the “Borrower”) that owns the underlying property and has been organized by one or more individuals (each, a “Principal”) that own and operate the Borrower.

We are managed by Groundfloor Advisors, LLC (our “Manager”), a wholly owned subsidiary of our Sponsor, Groundfloor Finance Inc. (our “Sponsor”).

Our Sponsor owns and operates an online investment platform https://www.groundfloor.com (the “Groundfloor Platform”) that allows investors to hold interests in real estate opportunities that may have been historically difficult to access for some investors. Through the Groundfloor Platform, investors can browse and screen real estate investments, view details of an investment and sign legal documents online.

Our Manager entered into a shared services agreement with our Sponsor. Pursuant to this agreement, our Manager will be provided with access to, among other things, our Sponsor’s underwriting and loan origination services through the Groundfloor Platform as well as administration services addressing legal, compliance, investor relations and information technologies necessary for the performance by our Manager of its duties under the operating agreement in exchange for a fee representing our Manager’s allocable cost for these services. The fee paid by our Manager pursuant to the shared services agreement will not constitute a reimbursable expense under our operating agreement. However, under the shared services agreement, our Sponsor will be entitled to receive reimbursement of expenses incurred on behalf of us or our Manager that we are required to pay to our Manager under our operating agreement.

Offering Results

We have offered up to $75.0 million in our common shares in our Offering for a period of six months. Upon completion of the offering period, we raised total gross offering proceeds of approximately $43,100,000 from settled subscriptions (including the $5,000 received from our Sponsor), and had settled subscriptions in our Offering for an aggregate of approximately 16,540,000 of our common shares, at a par value of $1.00 per common share.

Distributions

To qualify as a REIT, and maintain our qualification as a REIT, we will be required to make aggregate annual distributions to our shareholders of at least 90% of our REIT taxable income (computed without regard to the dividends paid deduction and excluding net capital gain), and to avoid federal income and excise taxes on retained taxable income and gains we must distribute 100% of such income and gains annually. Our Manager may authorize distributions in excess of those required for us to maintain REIT status and/or avoid such taxes on retained taxable income and gains depending on our financial condition and such other factors as our Manager deems relevant. Provided we have sufficient available cash flow, we intend to authorize and declare distributions based on daily record dates and pay distributions on a quarterly or other periodic basis. We have not established a minimum distribution level.

While we are under no obligation to do so, we expect in the future to declare and pay distributions monthly or quarterly in arrears; however, our Manager may declare other periodic distributions as circumstances dictate. In order that investors may generally begin receiving distributions immediately upon our acceptance of their subscription, we expect to authorize and declare distributions based on daily record dates. However, there may also be times when our Manager elects to reduce our rate of distributions in order to preserve or build up a higher level of liquidity at the Company level.

Our distributions will generally constitute a return of capital to the extent that they exceed our current and accumulated earnings and profits as determined for U.S. federal income tax purposes. To the extent that a distribution is treated as a return of capital for U.S. federal income tax purposes, it will reduce a shareholder’s adjusted tax basis in the shareholder’s shares, and to the extent that it exceeds the shareholder’s adjusted tax basis will be treated as gain resulting from a sale or exchange of such shares.

Critical Accounting Policies

Our accounting policies have been established to conform with U.S. GAAP. The preparation of financial statements in conformity with U.S. GAAP requires us to use judgment in the application of accounting policies, including making estimates and assumptions. These judgments may affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements, and the reported amounts of revenue and expenses during the reporting periods. Management believes that we have made these estimates and assumptions in an appropriate manner and in a way that accurately reflects our financial condition. We continually test and evaluate these estimates and assumptions using our historical knowledge of the business, as well as other factors, to ensure that they are reasonable for reporting purposes. However, actual results may differ from these estimates and assumptions. If our judgment or interpretation of the facts and circumstances relating to various transactions had been different, it is possible that different accounting policies would have been applied, thus resulting in a different presentation of the financial statements.

We believe the following accounting estimates are the most critical to aid in fully understanding our reported financial results, and they require our most difficult, subjective or complex judgments, resulting from the need to make estimates about the effect of matters that are inherently uncertain.

Allowance for Current Expected Credit Losses

The Company records an allowance for current expected credit losses in accordance with the current expected credit loss (“CECL”) Standard on the loan portfolio on a collective basis by assets with similar risk characteristics. Where assets cannot be classified with other assets due to dissimilar risk characteristics, the Company assessed these assets on an individual basis.

The CECL Standard requires an entity to consider historical loss experience, current conditions, and a reasonable and supportable forecast of the economic environment. The Company utilizes a loss-rate approach for estimating current expected credit losses. In accordance with the loss-rate method, an adjusted historical loss rate is applied to the amortized cost of an asset or pool of assets at the balance sheet date.

In determining the CECL allowance, we considered various factors including (i) historical loss experience in our portfolio (ii) current performance of the U.S. residential housing market, (iii) future expectations of the U.S. residential housing market, and (iv) future expectations of short-term macroeconomic environment. Management estimates the allowance for CECL using relevant information, from internal and external sources, relating to past events, current conditions, and reasonable and supportable forecasts. We utilize a reasonable and supportable forecast period of 12 months. The allowance for CECL is maintained at a level sufficient to provide for expected credit losses over the life of the loans based on evaluating historical credit loss experience and making adjustments to historical loss information applied to the current loan portfolio. Refer to Note 3 of the audited financial statements for further information regarding the CECL allowance.

The Company made an accounting policy election to exclude “Interest receivable” from the amortized cost basis of loans in determining the CECL allowance, as any uncollected accrued interest receivable is written off in a timely manner.

Recent Accounting Pronouncements

The Financial Accounting Standards Board has released several Accounting Standards Updates (each an “ASU”) that may have an impact on our financial statements. We are currently evaluating the impact of the various ASUs on our financial statements and determining our plan for adoption.

Extended Transition Period

Under Section 107 of the Jumpstart Our Business Startups Act of 2012, we are permitted to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. This permits us to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to use the extended transition period provided in Section 7(a) (2)(B) of the Securities Act for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in Section 7(a)(2)(B). By electing to extend the transition period for complying with new or revised accounting standards, these financial statements may not be comparable to companies that adopt accounting standard updates upon the public business entity effective date.

Sources of Operating Revenues and Cash Flows

The Company was formed on October 18, 2023 and substantially commenced operations on July 1, 2024. Our management is not aware of any material trends or uncertainties, favorable or unfavorable, other than economic conditions affecting the commercial and residential real estate industry and real estate generally, which may be reasonably anticipated to have a material impact on the capital resources and the revenue or income to be derived from the operation of our assets.

The audited financial statements included in this Annual Report have been prepared assuming that the Company will continue as a going concern. The audited financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classifications of liabilities that may result should the Company be unable to continue as a going concern.

We primarily generate revenues from interest on our investments in real estate loan receivables and for income to primarily be derived through the difference between revenue and the cost at which we are able to operate.

Results of Operations

	For the six months ended
	June 30, 2026	June 30, 2025
Revenue:
Interest income	$(89,535)	$912,722
Total revenue	(89,535)	912,722
Operating expenses:
General and administrative	38,892	62,392
Current expected credit loss	34,929	34,970
Total operating expenses	73,821	97,362
(Loss) income from operations	(163,356)	815,360
Other expenses:
Loss from fair value adjustments	(385,603)	-
Total other expense, net	(385,603)	-
Net (loss) income	$(548,959)	$815,360

For the six months ended June 30, 2026 and 2025, we had total net loss of $548,959 and total net income of $815,360, respectively.

Revenue

Interest Revenue

For the six months ended June 30, 2026 and 2025, we charged off interest revenue of $(89,535) and earned interest revenue of $912,722, respectively, from our investments in real estate loans receivable. The decrease in revenue relates to the reduced portfolio as well as the write off of interest income on loans in nonaccrual status for which interest was deemed uncollectable.

Expenses

General and Administrative

For the six months ended June 30, 2026 and 2025, we incurred general and administrative expenses of $38,892 and $62,392, respectively, which includes auditing and professional fees, bank fees, and other expenses associated with operating our business.

Plan of Operations and Liquidity and Capital Resources

Liquidity and Capital Resources

The Company had a net loss of $548,959 for the six months ended June 30, 2026.

We require capital to fund our investment activities and operating expenses. Our capital sources may include net proceeds from our Offering, cash flow from operations, and net proceeds from asset repayments and sales.

We are dependent upon the net proceeds from our investments in real estate loan receivables and management fees to conduct our operations. We obtain the capital required to purchase and originate real estate-related investments and conduct our operations from the proceeds of the issuance of our common shares and from any undistributed funds from our operations.

	For the six months ended
	June 30, 2026	June 30, 2025
Operating activities	$377,156	$326,814
Investing activities	1,438,734	7,416,545
Financing activities	(1,754,138)	(7,744,020)
Net increase (decrease) in cash	$61,752	$(661)

Net cash flows from operating activities for the six months ended June 30, 2026 and 2025 was $0.4 million and $0.3 million, respectively. Net cash from operating activities is primarily driven by changes in receivables and payables with our Sponsor.

Net cash flows from investing activities for the six months ended June 30, 2026 and 2025 was $1.4 million and $7.4 million, respectively. Net cash from investing activities primarily represents repayments of investments in real estate loans receivable.

Net cash flows used in financing activities for the six months ended June 30, 2026 and 2025 was $1.8 million and $7.7 million, respectively. Net cash used in financing activities primarily represents repayments to investors.

We currently have no outstanding debt and have not received a commitment from any lender to provide us with financing.

In addition to making investments in accordance with our investment objectives, we expect to use our capital resources to make certain payments to our Manager. During our organization and offering stage, these payments will include payments for reimbursement of certain organization and offering expenses. During our acquisition stage, we expect to make payments to our Manager in connection with the selection and origination or purchase of investments, the management of our assets and costs incurred by our Manager in providing services to us.

The Company is taxed as a REIT under the Internal Revenue Code of 1986, as mended, and intends to operate as such, commencing with the taxable year ending December 31, 2024. To maintain our qualification as a REIT, we will be required to make aggregate annual distributions to our shareholders of at least 90% of our REIT taxable income (computed without regard to the dividends paid deduction and excluding net capital gain). Our Manager may authorize distributions in excess of those required for us to maintain REIT status depending on our financial condition and such other factors as our Manager deems relevant. Provided we have sufficient available cash flow, we intend to authorize and declare distributions based on daily record dates and pay distributions on a quarterly or other periodic basis. We have not established a minimum distribution level.

Trends and Key Factors Affecting Our Performance

The Company substantially commenced operations on July 1, 2024.

In 2024, the Federal Reserve began its rate cutting cycle, which in turn initially translated to positive performance across most of the portfolio; however, recent announcements suggest a slower path to additional rate cuts. Interest rates have yet to meaningfully decrease, but we still expect a decrease in interest rates in the long term, which will in turn lead to higher values for most of the portfolio.

Risks related to interest rate hikes and regulatory uncertainty could adversely affect growth and the values of our real estate investments. In the event market fundamentals deteriorate, our real estate portfolio or the collateral security in any loan investment we make may be impaired as a result of lower occupancy, lower rental rates, and/or declining values. Further, these circumstances may materially impact the cost and availability of credit to borrowers, hampering the ability of our Manager to acquire new loans or investments with attractive risk/reward opportunities.

We are encouraged by our focus on commercial real estate loans where we anticipate continued demand growth and expect to be more stable than most other assets.

Over the short term, management remains cautiously optimistic about the opportunity to acquire loans and investments offering attractive risk-adjusted returns in our targeted investment markets. However, we recognize disruptions in financial markets can occur at any time. By targeting modest or no leverage and short target investment durations, we believe we will remain well positioned, as compared to our competitors, in the event current market dynamics deteriorate.

Off-Balance Sheet Arrangements

As of June 30, 2026 and December 31, 2025, we had no off-balance sheet arrangements.

Related Party Arrangements

For further information regarding “Related Party Arrangements,” please see Note 4, Related Party Arrangements in our financial statements.

GROUNDFLOOR LOANS 1, LLC

Financial Statements (Unaudited)

As of June 30, 2026 and December 31, 2025

and for the six-month periods ended June 30, 2026 and 2025

Groundfloor Loans 1, LLC

Groundfloor Loans 1, LLC

Balance Sheets (unaudited)

	June 30, 2026	December 31, 2025
Assets
Cash	$376,527	$314,777
Interest receivable	298,310	507,238
Investments in loans receivable, net of CECL allowance of $34,481 and $59,286	2,703,317	4,920,802
Due from related party	-	603,286
Other Real Estate Owned	457,157	98,938
Total assets	$3,835,311	$6,445,041

Liabilities
Due to sponsor	$990,725	$1,403,289
Distributions payable	376,527	314,777
Due to related party	44,182	-
Total liabilities	$1,411,434	$1,718,066

Member’s equity
Common shares net of redemptions; unlimited shares authorized; 3,240,349 shares issued and outstanding as of June 30, 2026, 4,549,869 shares issued and outstanding as of December 31, 2025	$3,066,537	$4,376,057
Accumulated (deficit) earnings	(642,660)	350,918
Total member’s equity	2,423,877	4,726,975
Total liabilities and member’s equity	$3,835,311	$6,445,041

See accompanying notes to financial statements.

Groundfloor Loans 1, LLC

Statement of Operations (unaudited)

	Six Months Ended June 30,
	2026	2025
Revenue:
Interest income	$(89,535)	$912,722
Total revenue	(89,535)	912,722
Operating expenses:
General and administrative	38,892	62,392
Current expected credit loss	34,929	34,970
Total operating expenses	73,821	97,362
(Loss) income from operations	(163,356)	815,360
Other expense
Loss from fair value adjustments	(385,603)	-
Total other expense	(385,603)	-
Net (loss) income	$(548,959)	$815,360

See accompanying notes to financial statements.

Groundfloor Loans 1, LLC

Statement of Members’ Equity (unaudited)

	Common Shares		Accumulated earnings
	Shares	Amount	(deficit)	Total Members’ Equity
December 31, 2025	4,549,869	$4,376,057	$350,918	$4,726,975
Distributions	-	-	(444,619)	(444,619)
Redemptions of common shares	(1,309,520)	(1,309,520)	-	(1,309,520)
Net loss	-	-	(548,959)	(548,959)
June 30, 2026	3,240,349	$3,066,537	$(642,660)	$2,423,877

	Common Shares
	Shares	Amount	Accumulated earnings	Total Members’ Equity
December 31, 2024	16,822,714	$16,648,902	$(110,822)	$16,538,080
Distributions	-	-	(348,443)	(348,443)
Redemptions of common shares	(7,395,577)	(7,395,577)	-	(7,395,577)
Net income	-	-	815,360	815,360
June 30, 2025	9,427,137	$9,253,325	$356,095	$9,609,420

See accompanying notes to financial statements.

Groundfloor Loans 1, LLC

Statement of Cash Flows (unaudited)

	Six Months Ended June 30,
	2026	2025
Cash flows from operating activities
Net (loss) income	$(548,959)	$815,360
Adjustments to reconcile net income to net cash flows provided by operating activities:
Current expected credit loss	34,929	34,970
Change in operating assets and liabilities:
Increase in interest receivable	208,929	(499,489)
Increase in due from sponsor	(412,564)	(494,287)
Increase in due to related party	647,468	470,259
Increase in distributions payable	61,750	-
Net cash flows provided by operating activities	377,156	326,814
Cash flows from investing activities
Repayment of real estate loans	1,339,796	7,416,545
Proceeds from sale of properties held for sale	98,938	-
Net cash flows provided by investing activities	1,438,734	7,416,545
Cash flows from financing activities
Redemptions	(1,309,520)	(7,395,577)
Distributions	(444,618)	(348,443)
Net cash flows used in financing activities	(1,754,138)	(7,744,020)
Net increase (decrease) in cash	61,752	(661)
Cash as of beginning of the year	314,777	4,402
Cash as of end of the year	$376,529	$3,741

See accompanying notes to financial statements.

Groundfloor Loans 1, LLC

Notes to the Financial Statements (unaudited)

1.            Formation and Organization

Groundfloor Loans 1, LLC (the “Company”) was formed on October 18, 2023, as a Delaware limited liability company and substantially commenced operations on July 1, 2024.

The Company was organized primarily to invest in and manage a diversified portfolio of commercial real estate investments and other real estate-related assets. The Company may make its investments through majority-owned subsidiaries, some of which may have rights to receive preferred economic returns.

Substantially all of the Company’s business will be externally managed by Groundfloor Advisors, LLC (the “Manager”), a Delaware limited liability company. Subject to certain restrictions and limitations, the Manager is responsible for managing the Company’s affairs on a day-to-day basis and for identifying and making acquisitions and investments on behalf of the Company.

We believe we have operated in such a manner as to qualify as a real estate investment trust (“REIT”) for United States (“U.S.”) federal income tax purposes beginning with the year ended December 31, 2024.

The Company’s initial offering of its common shares (the “Offering”) is being conducted as a direct public offering on a “best efforts” basis in a Tier 2 Regulation A offering, for a period of six months from the date of commencement of this Offering after qualification or until the maximum amount is raised, whichever occurs earlier. A maximum of $75.0 million of the Company’s common shares may be sold to the public in its Offering, for an initial price of $1.00 per share. The Offering was qualified on March 26, 2024.

As of June 30, 2026 and December 31, 2025, the Company has net common shares outstanding of 3,240,349 and 4,549,869, respectively, including 5,000 common shares to Groundfloor Finance Inc. (the “Sponsor”), the owner of the Manager, for an aggregate purchase price of $5,000.

2.            Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements and related notes of the Company have been prepared on the accrual basis of accounting and conform to accounting principles generally accepted in the United States of America (“U.S. GAAP”) and Article 8 of Regulation S-X of the rules and regulations of the SEC.

Estimates

The preparation of the financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could materially differ from those estimates.

Due from sponsor

Due from member consists of receivables due to fund the purchase of common shares and receivables/payables arising from transactions with the sponsor.

Organizational and Offering Costs

Organizational and offering costs of the Company are initially being paid by the Manager on behalf of the Company. These organization and offering costs include all expenses to be paid by the Company in connection with the formation of the Company and the qualification of the Offering, and the marketing and distribution of shares, including, without limitation, expenses for printing, and amending offering statements or supplementing offering circulars, mailing and distributing costs, telephones, internet and other telecommunications costs, all advertising and marketing expenses, charges of experts and fees, expenses and taxes related to the filing, registration and qualification of the sale of shares under federal and state laws, including taxes and fees and accountants’ and attorneys’ fees. The Company anticipates that, pursuant to the Company’s amended and restated operating agreement (the “Operating Agreement”), the Company will be obligated to reimburse the Manager, or its affiliates, as applicable, for organization and offering costs paid by them on behalf of the Company.

Groundfloor Loans 1, LLC

Notes to the Financial Statements (unaudited)

Organizational costs are expensed as incurred. The Company incurred $173,812 in offering costs in 2024, which were charged against equity.

Interest Receivable

“Interest receivable” represents interest income the Company is due to receive on the total outstanding principal balance of the loan portfolio as of the balance sheet dates. This balance is presented as its own line item, separate from “Loans receivable, net of CECL allowance”, on the Company’s balance sheets.

Allowance for Current Expected Credit Losses

The Company applies Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 326, Financial Instruments – Credit Losses ("CECL") for recording instruments measured at amortized cost, including loan receivables and off-balance sheet credit exposures not accounted for as insurance (loan commitments, standby letters of credit, financial guarantees, and other similar instruments). In accordance with ASC 326, the Company records an allowance for current expected credit losses on the loan portfolio on a collective basis by assets with similar risk characteristics. Where assets cannot be classified with other assets due to dissimilar risk characteristics, the Company assessed these assets on an individual basis.

ASC 326 requires an entity to consider historical loss experience, current conditions, and a reasonable and supportable forecast of the economic environment.

The Company utilizes a loss-rate approach for estimating current expected credit losses. In accordance with the loss-rate method, an adjusted historical loss rate is applied to the amortized cost of an asset or pool of assets at the balance sheet date.

In assessing the CECL allowance, we considered various factors including (i) historical loss experience in our portfolio (ii) current performance of the U.S. residential housing market, (iii) future expectations of the U.S. residential housing market, and (iv) future expectations of a short-term macroeconomic environment. Management estimates the allowance for current expected credit losses using relevant information, from internal and external sources, relating to past events, current conditions, and reasonable and supportable forecasts. We utilize a reasonable and supportable forecast period of 12 months. The allowance for credit losses is maintained at a level sufficient to provide for current expected credit losses over the life of the loan based on evaluating historical credit loss experience and making adjustments to historical loss information applied to the current loan portfolio.

The Company made an accounting policy election to exclude “Interest receivable” from the amortized cost basis of loans in determining the CECL allowance, as any uncollected interest receivable is written off in a timely manner. Refer to “Nonaccrual and Past Due Loans” within Note 3 below for a description of the Company’s policies established to write-off interest.

Refer to “Note 3 – Loans Receivable and Allowance for Expected Credit Losses” for further information regarding the CECL allowance and its calculation.

Other Real Estate Owned

Foreclosed assets acquired through or in lieu of loan foreclosure are held for sale and are initially recorded at fair value less estimated selling costs. Any write-down to fair value at the time of transfer to foreclosed assets is charged to the allowance for loan losses. Subsequent to foreclosure, valuations are periodically performed by management and the assets are carried at the lower of carrying amount or fair value less cost to sell. Costs of improvements are capitalized up to the fair value of the property, whereas costs relating to holding foreclosed assets and subsequent adjustments to the value are charged to operations. The other real estate owned balance is presented on the Company’s Condensed Balance Sheets and has a balance of $456,687 and $98,938 as of June 30, 2026, and December 31, 2025, respectively.

Groundfloor Loans 1, LLC

Notes to the Financial Statements (unaudited)

Income Taxes

The Company is taxed as a REIT under the Internal Revenue Code of 1986, as amended, and intends to operate as such, commencing with the taxable year ending December 31, 2024. To qualify as a REIT, the Company must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of the Company’s annual REIT taxable income to its members (which is computed without regard to the dividends paid deduction or net capital gain and which does not necessarily equal net income as calculated in accordance with U.S. GAAP). As a REIT, the Company generally will not be subject to U.S. federal income tax to the extent it distributes qualifying dividends to its members. Even if the Company qualifies for taxation as a REIT, it may be subject to certain state and local taxes on its income and property, and federal income and excise taxes on its undistributed income. No material provisions have been made for federal income taxes in the accompanying financial statements during the six months ended June 30, 2026 and 2025. No gross deferred tax assets or liabilities have been recorded as of June 30, 2026 and December 31, 2025.

Accounting Pronouncements

Under Section 107 of the JOBS Act, we are permitted to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. This permits us to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in Section 7(a)(2)(B). By electing to extend the transition period for complying with new or revised accounting standards, these financial statements may not be comparable to companies that adopt accounting standard updates upon the public business entity effective dates.

3.            Loans Receivable and Allowance for Current Expected Credit Losses

The Company is invested in secured real estate-related loans. Real estate loans include loans for unoccupied single family or multifamily renovations and new constructions costing between $3,000 and $800,000, with maturities ranging from six to twenty-four months.

The following table presents the carrying amount of “Loans receivable” by performance state as of June 30, 2026 and December 31, 2025.

	June 30,	December 31,
	2026	2025
Loan Performance State:
Current	$-	$558,965
Workout	1,202,944	1,689,107
Fundamental Default	1,534,854	2,732,016
Amortized Cost	$2,737,798	$4,980,088
Less: Allowance for loan losses	(34,481)	(59,286)
Carrying amount	$2,703,317	$4,920,802

Allowance for Loan Losses

In assessing the CECL allowance, we consider historical loss experience, current conditions, and a reasonable and supportable forecast of the microeconomic and macroeconomic environment. We derived an annual historical loss rate based on the Company’s historical loss experience in our portfolio and adjusted this rate to reflect our expectations of the future environment based on forecasted data points relative to our loan portfolio.

Groundfloor Loans 1, LLC

Notes to the Financial Statements (unaudited)

The following table presents analyses of the allowance for current expected credit losses for the six months ended June 30, 2026 and twelve months ended December 31, 2025.

Balance
Allowance for loan losses, December 31, 2025	$59,286
Loan allowance charged off	(55,723)
Provision for losses	34,929
Recoveries	(4,011)
Allowance for loan losses, June 30, 2026	$34,481

Balance
Allowance for loan losses, December 31, 2024	$186,593
Loan allowance charged off	-
Provision for losses	-
Recoveries	(127,307)
Allowance for loan losses, December 31, 2025	$59,286

Credit Quality Monitoring

The Company uses three performance states to better monitor the credit quality of outstanding loans. Outstanding loans are characterized as follows:

Current – This status indicates that no events of default have occurred, all payment obligations have been met or none are yet triggered.

Workout – This status indicates there has been one or more payment defaults on the Loan and the Company has negotiated a modification of the original terms that does not amount to a fundamental default.

Fundamental Default – This status indicates a loan has defaulted and there is a chance the Company will not be able to collect 100% of the principal amount of the loan.

All credit quality indicators were updated as of June 30, 2026.

The following tables present “Loans receivable” carrying amount of our loan portfolio by credit quality indicator and vintage of origination as of June 30, 2026 and December 31, 2025:

June 30, 2026
	Year originated by Sponsor
	2024	2023	Total
Loan performance state:
Current	$-	$-	$-
Workout	1,104,010	98,934	1,202,944
Fundamental Default	557,122	977,732	1,534,854
Amortized Cost	$1,661,132	$1,076,666	$2,737,798
Less: Allowance for CECL			(34,481)
Carrying Amount as of June 30, 2026			$2,703,317

Groundfloor Loans 1, LLC

Notes to the Financial Statements (unaudited)

December 31, 2025
	Year originated by Sponsor
	2024	2023	Total
Loan performance state:
Current	$558,965	$-	$558,965
Workout	1,521,389	167,718	1,689,107
Fundamental Default	990,907	1,741,109	2,732,016
Amortized Cost	$3,071,261	$1,908,827	$4,980,088
Less: Allowance for CECL			(59,286)
Carrying Amount as of December 31, 2025			$4,920,802

Nonaccrual and Past Due Loans

A loan is placed on nonaccrual status when, in management’s judgment, the collection of the interest income is less than probable. Once a loan has been placed in nonaccrual status, it will stop accruing interest income. Once management determines the accrued interest receivable collection is doubtful, the accrued interest receivable is written off against interest income. Likewise, the corresponding accrued interest payable is written off against interest expense. Interest income on loans that are classified as nonaccrual is subsequently applied to principal until the Loans are returned to accrual status. loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured. As of June 30, 2026 and December 31, 2025, the Company placed Loans of $2,492,203 and $2,536,030 recorded to Loans receivable on nonaccrual status, respectively. The Company has written off $54,121 of interest receivable in the current period. The Company has $0 and $1,453,398 of Loans that are 90 days or more past due, but are not on nonaccrual status as of June 30, 2026 and December 31, 2025, respectively.

The following tables present an analysis of loans by aging schedule as of June 30, 2026 and December 31, 2025:

June 30, 2026
	Amortized Cost	Allowance for Current Expected Credit Losses	Loans receivable
Aging schedule:
Current	$-	$-	$-
Less than 90 days past due	-	-	-
More than 90 days past due	2,737,798	(34,481)	2,703,317
Total as of December 31, 2025	$2,737,798	$(34,481)	$2,703,317

December 31, 2025
	Amortized Cost	Allowance for Current Expected Credit Losses	Loans receivable
Aging schedule:
Current	$558,965	$(6,683)	$552,282
Less than 90 days past due	894,420	(4,862)	889,558
More than 90 days past due	3,526,703	(47,741)	3,478,962
Total as of December 31, 2025	$4,980,088	$(59,286)	$4,920,802

Groundfloor Loans 1, LLC

Notes to the Financial Statements (unaudited)

4.            Related Party Arrangements

Groundfloor Advisors, LLC, Manager

The Manager and its affiliates will receive fees and expense reimbursements for services relating to this offering and the investment and management of our assets. The Manager is a wholly owned subsidiary of the Sponsor.

The Manager will be reimbursed for organizational and offering expenses incurred in conjunction with our organization and the Offering, but the aggregate monthly amount reimbursed can never exceed 0.50% of the aggregate gross offering proceeds from this Offering. These organizational and offering expenses include all expenses paid by the Manager and to be reimbursed by us in connection with the formation of the Company and the qualification of the Offering, and the marketing and distribution of shares, including, without limitation, expenses for printing, engraving and amending offering statements or supplementing offering circulars, mailing and distributing costs, telephones, internet and other telecommunications costs, all advertising and marketing expenses, charges of experts and fees, expenses and taxes related to the filing, registration and qualification of the sale of shares under federal and state laws, including taxes and fees and accountants’ and attorneys’ fees. See Note 2 – “Summary of Significant Accounting Policies – Organizational and Offering Costs”.

The Company will pay the Manager a quarterly asset management fee of one-fourth of 1.0% based on our Aggregate Loan Amount, which is based on the aggregate principal amount of all outstanding loans in our portfolio at the end of each quarterly period beginning with the last day of the calendar quarter in which this Offering terminates. Our Manager may, in its sole discretion, waive its asset management fee, in whole or in part. For the six months ended June 30, 2026 and 2025, we incurred management fees $9,205 and $61,730, respectively.

The Company will reimburse the Manager for actual expenses incurred on our behalf in connection with the special servicing of non-performing assets. The Manager will determine, in its sole discretion, whether an asset is non-performing.

Groundfloor Credit 1, LLC

As an alternative means of acquiring loans or other investments for which we do not yet have sufficient funds, and in order to comply with certain state lending requirements, Groundfloor Credit 1, LLC, an affiliate of our Sponsor, or its affiliates, may close and fund a loan or other investment prior to it being acquired by us. The ability to warehouse investments allows us the flexibility to deploy our offering proceeds as funds are raised. We then will acquire such investment at a price equal to the fair market value of the loan or other investment (including reimbursements for servicing fees and accrued interest, if any), so there is no mark-up (or mark-down) at the time of our acquisition.

Groundfloor Finance Inc., Member and Sponsor

Groundfloor Finance Inc. owns and operates an online investment platform https://www.groundfloor.com (the “Groundfloor Platform”) that allows investors to invest in interests in real estate opportunities that may have been historically difficult to access for some investors. Groundfloor Finance Inc. holds 5,000 shares as of both June 30, 2026 and December 31, 2025.

Executive Officers of Our Manager

As of the date these financial statements are issued, the executive officers of our Manager and their positions and offices are as follows:

Name	Position
Nick Bhargava	Chief Executive Officer

Groundfloor Loans 1, LLC

Notes to the Financial Statements (unaudited)

5.            Economic Dependency

Under various agreements, the Company has engaged or will engage Groundfloor Advisors, LLC and its affiliates to provide certain services that are essential to the Company, including asset management services, asset acquisition and disposition decisions, the sale of the Company’s common shares available for issue, as well as other administrative responsibilities for the Company including accounting services and investor relations. As a result of these relationships, the Company is dependent upon Groundfloor Advisors, LLC and its affiliates. In the event that these companies were unable to provide the Company with the respective services, the Company would be required to find alternative providers of these services.

6.            Commitments and Contingencies

Legal Proceedings

As of the date of the financial statements we are not currently named as a defendant in any active or pending litigation. However, it is possible that the Company could become involved in various litigation matters arising in the ordinary course of our business. Although we are unable to predict with certainty the eventual outcome of any litigation, management is not aware of any current litigation that we assess as being material to the financial statements.

7.            Subsequent Events

In connection with the preparation of the accompanying financial statements, we have evaluated events and transactions occurring through October 1, 2026, the date at which the financial statement was available to be issued. Based on this evaluation, it was determined that no subsequent events have occurred that require disclosure in the financial statements.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Atlanta, State of Georgia, on October 2, 2026.

GROUNDFLOOR ADVISORS, LLC for GROUNDFLOOR LOANS 1 LLC

By:	/s/ Nick Bhargava
Name:	Nick Bhargava
Title:	Chief Executive Officer

This report has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Nick Bhargava	Chief Executive Officer of Groundfloor Advisors, LLC
Nick Bhargava	(Principal Executive and Accounting Officer)

*By:	/s/ Nick Bhargava
Nick Bhargava
Attorney-in-fact